Game Sense Sports, Inc.

Profit and Loss
January - December 2021

	TOTAL
Income	
4000 Ordinary Income	0.00
4100 Baseball Income	47,745.90
4150 Team Income	44,251.08
4300 Tennis Income	
4301 Individual Income (T)	0.00
4302 Team Income (T)	0.00
4303 Training Income (T)	0.00
Total 4300 Tennis Income	**0.00**
4400 Custom Product Income	4,640.00
4500 Discounts	-1,423.32
4550 Refunds	-4,243.94
4590 Transaction Fee Expense	-1,843.23
Total 4000 Ordinary Income	**89,126.49**
Sales	0.00
Total Income	**$89,126.49**
Cost of Goods Sold	
5000 Cost of Goods Sold	
5100 Filming & Editing - COGS	2,981.88
5200 Hosting & Monitoring - COGS	62,950.91
5400 Software Licensing - COGS	23.00
5600 Web Development/Support - COGS	29.98
5700 COS Travel - COGS	230.97
5900 Other/Misc. - COGS	500.00
Total 5000 Cost of Goods Sold	**66,716.74**
Total Cost of Goods Sold	**$66,716.74**
GROSS PROFIT	**$22,409.75**
Expenses	
6000 Engineering	
6010 Contractors - Engineering	91,547.33
6020 Computer & Software - Engineering	863.40
6030 Research & Development	2,000.00
Total 6000 Engineering	**94,410.73**
7000 General & Administrative	
7010 Contractors - G&A	27,043.00
7020 Automobile Expense	19.00
7030 Bank Charges & Fees	5,930.68
7040 Computer & Software - G&A	9,210.95
7060 Dues & Subscriptions	3,023.87

Game Sense Sports, Inc.

Profit and Loss
January - December 2021

	TOTAL
7070 Insurance Expense	1,558.33
7071 BOP Insurance	1,919.68
Total 7070 Insurance Expense	**3,478.01**
7080 Meals & Entertainment	473.37
7100 Postage & Shipping	84.59
7110 Professional Fees	11,250.00
7111 Accounting	13,758.25
7112 Legal	8,687.00
7114 Crowdfunding Expense	573.94
Total 7110 Professional Fees	**34,269.19**
7130 Office Supplies	145.05
7140 Taxes & Licences	120.72
7160 Travel Expense	
7161 Travel - Airfare	87.47
7162 Travel - Lodging	777.06
7163 Travel - Taxis & Shared Rides	694.04
7164 Travel - Parking & Tolls	125.74
Total 7160 Travel Expense	**1,684.31**
Total 7000 General & Administrative	**85,482.74**
7200 QuickBooks Payments Fees (deleted)	239.49
8000 Sales & Marketing	
8010 Contractors - Sales & Marketing	43,236.25
8020 Advertising and Promotion	73,153.96
8030 Computer & Software - Sales & Marketing	3,559.58
8040 Customer Service	11,696.60
8060 Trade Shows/Booth Rental	8,419.15
8080 Website Expenses	214.55
8090 Commission Expense	1,840.00
8095 Other Expense - Sales & Marketing	0.00
8160 Travel - Sales & Marketing	35.55
8161 Travel - Airfare	118.98
Total 8160 Travel - Sales & Marketing	**154.53**
Total 8000 Sales & Marketing	**142,274.62**
Total Expenses	**$322,407.58**
NET OPERATING INCOME	$ -299,997.83
Other Income	
9000 Interest Income	137.78
9100 Bank & CC Cash Back Income	916.26
9200 Loan Forgiveness	28,065.00
Total Other Income	**$29,119.04**

Game Sense Sports, Inc.

Profit and Loss

January - December 2021

	TOTAL
Other Expenses	
9500 Interest Expense	16,461.61
9550 Depreciation Expense	1,357.37
9800 Prior Year Expenses	1,291.69
Total Other Expenses	**$19,110.67**
NET OTHER INCOME	**$10,008.37**
NET INCOME	**$ -289,989.46**